CERTIFICATE OF CORRECTION

OF

CERTIFICATE OF DESIGNATION OF RIGHTS, POWERS, PREFERENCES,
PRIVILEGES AND RESTRICTIONS OF THE

0% SERIES E CONVERTIBLE PREFERRED STOCK OF

MARATHON PATENT GROUP, INC.

I, Francis Knuettel, II, hereby certify that I am the Chief Financial Officer of Marathon Patent Group, Inc. (the “Company”), a corporation organized and existing under the Nevada Revised Statutes (the “NRS”), and further do hereby certify:

1. The name of the Company is Marathon Patent Group, Inc.

2. A Certificate of Designation of Rights, Powers, Preferences, Privileges and Restrictions of the 0% Series E Convertible Preferred Stock of the Corporation (the “Certificate of Designation”) was filed with the Secretary of State for the State of Nevada on November 30, 2017, and the Certificate of Designation requires correction as permitted by Section 78 of the NRS.

3. The inaccuracy or defect of the Certificate of Designation is that the said Certificate of Designation incorrectly stated the amount of Liquidation Funds (as defined in the Certificate of Designation) to be distributed to the holders of the Series E Convertible Preferred Stock of the Corporation (the “Preferred Shares”) in the event of a Liquidation Event (as defined in the Certificate of Designation.

4. The Certificate of Designation is corrected by replacing Section 10 in its entirety with the following:

10. Liquidation, Dissolution, Winding-Up. In the event of a Liquidation Event, the Holders shall be entitled to receive in cash out of the assets of the Company, whether from capital or from earnings available for distribution to its shareholders (the “Liquidation Funds”), before any amount shall be paid to the holders of any of shares of Junior Stock, an amount per Preferred Share equal to the amount per share such Holder would receive if such Holder converted such Preferred Shares into Common Stock immediately prior to the date of such payment; provided, however, that, if the Liquidation Funds are insufficient to pay the full amount due to the Holders and holders of shares of Parity Stock, then each Holder and each holder of Parity Stock shall receive a percentage of the Liquidation Funds equal to the full amount of Liquidation Funds payable to such Holder and such holder of Parity Stock as a liquidation preference, in accordance with their respective certificate of designation (or equivalent), as a percentage of the full amount of Liquidation Funds payable to all holders of Preferred Shares and all holders of shares of Parity Stock. To the extent necessary, the Company shall cause such actions to be taken by each of its Subsidiaries so as to enable, to the maximum extent permitted by law, the proceeds of a Liquidation Event to be distributed to the Holders in accordance with this Section 10. All the preferential amounts to be paid to the Holders under this Section 10 shall be paid or set apart for payment before the payment or setting apart for payment of any amount for, or the distribution of any Liquidation Funds of the Company to the holders of shares of Junior Stock in connection with a Liquidation Event as to which this Section 10 applies

[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Correction of Certificate of Designation of Series E Convertible Preferred Stock of the Corporation to be signed by its Chief Financial Officer on this 20th day of December, 2017.

MARATHON PATENT GROUP, INC.

By:	/s/ Francis Knuettel, II
Name:	Francis Knuettel, II
Title:	Chief Financial Officer